UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOPACK ENVIRONMENTAL SOLUTIONS INC
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

09064K 109
(CUSIP Number)

copy to: Clark Wilson LLP c/o Ethan Minsky 800 – 885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09064K 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gerald Lau Kin Chung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mr. Lau is a citizen of Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,760,000 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
104,760,000 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,760,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.30% based on 173,821,159 common shares issued and outstanding as of March 30, 2007
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	09064K 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Good Value Galaxy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,600,000 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
75,600,000 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,600,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.49% based on 173,821,159 common shares issued and outstanding as of March 30, 2007
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No.	09064K 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joyful Services Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,360,000 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
18,360,000 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,360,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.56% based on 173,821,159 common shares issued and outstanding as of March 30, 2007
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No.	09064K 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Legend View Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,800,000 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
10,800,000 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,800,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.21% based on 173,821,159 common shares issued and outstanding as of March 30, 2007
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Instructions for Cover Page

(1)           Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)           If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)           The 3rd row is for SEC internal use; please leave blank.

(4)           Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (or reporting person)	WC
Personal Funds (of Reporting person)	PF
Other	OO

(5)           If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)           Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13)         Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)         Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14)         Type of Reporting Person - Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Advisor	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A.            The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.            Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.            If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership;

(iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1.	Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Biopack Environmental Solutions Inc (the “Issuer”). The principal executive offices of the Issuer are located at 18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

Item 2.	Identity and Background

(a) - (c) This Statement is being jointly filed by (i) Good Value Galaxy Limited ("Good Value"), Joyful Services Limited ("Joyful Services") and Legend View Holdings Ltd (“Legend View”) by virtue of their respective direct ownership of Common Stock of the Issuer, and (ii) Mr. Gerald Lau Kin Chung by virtue of his indirect ownership of Common Stock of the Issuer. Good Value, Joyful Services, Legend View and Mr. Lau are collectively the "Reporting Persons" and individually, a "Reporting Person."

Good Value is a limited company organized under the laws of the British Virgin Islands with its principal office at 18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong. Its sole director is Mr. Gerald Lau Kin Chung.

Joyful Services is a limited company organized under the laws of the British Virgin Islands with its principal office at 18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong. Its sole director is Mr. Gerald Lau Kin Chung.

Legend View is a limited company organized under the laws of the British Virgin Islands with its principal office at 18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong. Mr. Gerald Lau Kin Chung is the director of the company.

Mr. Lau Kin Chung is a businessman whose principal address is 18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

(d) – (e) Mr. Lau Kin Chung, Good Value, Joyful Services and Legend View have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mr. Lau Kin Chung, Good Value, Joyful Services and Legend View have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lau King Chung is a citizen of Hong Kong.
Item 3.	Source and Amount of Funds or Other Considerations

On March 27, 2007, Good Value, Joyful Services and Legend View acquired 75,600,000, 18,360,000 and 10,800,000 shares of Common Stock, respectively, in a share exchange transaction consummated pursuant to a share exchange agreement (the "Share Exchange Agreement"), dated as of January 5, 2007, by and among Roots Biopack Group Limited ("Roots"), its stockholders, Good Value, Joyful Services, Legend View and Erich Muller Holding AG (collectively, the "Roots Stockholders"), Star Metro Corp.

(now known as Biopack Environmental Solutions Inc., the Issuer), Ricky Chiu and Eddie Chou. Pursuant to the Share Exchange Agreement, the Issuer acquired from the Roots Stockholders all of the issued and outstanding shares of Roots held by the Roots Stockholders in exchange for 90,000,000 shares of Common Stock issued by the Issuer and the transfer of 7,500,000 shares of Common Stock from Eddie Chou and 10,500,000 shares of Common Stock from Ricky Chiu.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for the Issuer to acquire Roots Biopack Group Ltd.

As of the date hereof, except as described above, none of Mr. Lau Kin Chung, Good Value, Joyful Services, Legend View or, to their knowledge, any of their respective directors, have any intention of acquiring additional shares of the Issuer. None of Mr. Lau Kin Chung, Good Value, Joyful Services, Legend View or, to their knowledge, any of their respective directors have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of May 17, 2007, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Lau is 104,760,000 common shares, or approximately 63.03% of the Issuer.

As of the date of this Statement, Joyful Services is the direct beneficial owner of the 18,360,000 shares of Common Stock. Mr. Gerald Lau, as the sole shareholder of Joyful Services, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock.

Good Value is the direct beneficial owner of 75,600,000 shares of Common Stock. Mr. Gerald Lau, as the sole shareholder of Good Value has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock.

Legend View is the direct beneficial owner of 10,800,000 shares of Common Stock. Mr. Gerald Lau is the 50% owner and controller of Legend View, and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock.

Other than as described in Item 3 above, Mr. Lau, Good Value, Joyful Services or Legend View have not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
A.	Joint Filing Agreement

B.                   Share Exchange Agreement (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2007
Dated
/s/ Gerald Lau
Signature
Gerald Lau
Name/Title

May 22, 2007
Dated
GOOD VALUE GALAXY LIMITED /s/ Gerald Lau
Signature
Gerald Lau, President
Name/Title

May 22, 2007
Dated
JOYFUL SERVICES LIMITED /s/ Gerald Lau
Signature
Gerald Lau, President
Name/Title

May 22, 2007
Dated
LEGEND VIEW HOLDINGS LTD. /s/ Gerald Lau
Signature
Gerald Lau, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

May 22, 2007

Date

GERALD LAU

/s/ Gerald Lau

Signature

GOOD VALUE GALAXY LIMITED

/s/ Gerald Lau

Signature

Gerald Lau, President and Director

Name/Title

JOYFUL SERVICES LTD.

/s/ Gerald Lau

Signature

Gerald Lau, President and Director

Name/Title

LEGEND VIEW HOLDINGS LTD.

/s/ Gerald Lau

Signature

Gerald Lau, President and Director

Name/Title

CW1057988.1